Contact

www.linkedin.com/in/nathaliepaiva (LinkedIn)

Top Skills

Marketing
Luxury Goods
Brand Management

Languages

English (Native or Bilingual)
French (Native or Bilingual)
Spanish (Professional Working)

Honors-Awards

Disruptor Of The Year
Employee Of The Year
Best Marketing Support

Nathalie Paiva

Bringing social experiences to the water, one zero-emission solution at a time.
Miami, Florida, United States

Summary

BRAND STRATEGY | BUSINESS DEVELOPMENT | COMMUNICATIONS

Experience

ARKHAUS

Co-Founder & CXO
June 2021 - Present (4 years 10 months)
Miami, Florida, United States

SOCIAL CLUB ON THE WATER. Miami. Built for the world's innovators, disruptors, and those who move the world forward. Powered by sun and sea.

The Ark Companies

Co-Founder
May 2025 - Present (11 months)
Miami, Florida, United States

{E-LIXR}

Co-Founder & CXO
2023 - Present (3 years)
Miami, Florida, United States

CSTM HAUS

Co-Founder
December 2019 - January 2024 (4 years 2 months)
New York, New York

Private Members Club & Event Space, also home to CONSORTIUM.

T W E L V E Marketing Communications

Founder
2016 - December 2021 (5 years)
New York, NY

BRAND STRATEGY | BUSINESS DEVELOPMENT | COMMUNICATIONS

Driven by the challenge of delivering exceptional customer experience and service, we approach branding and communication with a dynamic spirit and contagious enthusiasm. We create with passion, helping to develop unique stories through targeted messaging, product strategy and brand awareness. TWELVE is founded on 10 years of brand strategy, marketing, media, and events with companies ranging from growing Start-ups to Global Corporations.

Find your story. Tell your story.
WWW.THINKTWELVE.COM

CONSORTIUM
Chief Retail Officer
May 2018 - January 2020 (1 year 9 months)
New York, New York

Enabling, empowering, and igniting customization for the masses.

AMOREPACIFIC
Director - Marketing & PR
2012 - 2016 (4 years)
New York, NY

BRAND & COMMUNICATION STRATEGY FOR NORTH AMERICA, FUELING AN AVERAGE +20% YOY RETAIL SALES OVER 4-YR TENURE ACROSS STORE, E-COMMERCE AND SPA BUSINESS.

• Elevated brand presence, positioning and customer experience via integrated marketing platforms
• Designed Media Plan, set Advertising and PR strategy to drive brand awareness, earning the "Disruptor of the Year" Award for the brand (WWD, 2015)
• Led product strategy & forecasting, advising on best practices for Global luxury portfolio
• Developed partnerships to secure brand exposure and grow share of voice in crowded market
• Managed consumer outreach programs through sampling, social media, new partnerships
and the company's first CRM program
• Drove Spa business with a focus on local events, celebrity and VIP outreach
• Leveraged diplomacy skills to drive results and inspire change in multi-cultural environment

MOET HENNESY - LOUIS VUITTON

5 years

Marketing Manager - GUERLAIN

2006 - 2011 (5 years)

New York, NY

U.S. MARKETING FOR SKINCARE & SPA CATEGORIES AT GUERLAIN, THE FRENCH LUXURY BEAUTY BRAND.

• Managed US trade activity, adapting Global strategy to local market
• Developed impactful marketing collateral, leveraging market and consumer insights.
• Designed first Guerlain US Loyalty Program (Global CRM Best Practice)
• Owned budgets for marketing, merchandising and corporate gifts, with proven ability to optimize funds through results-driven allocation
• Built launch forecasts for both permanent and limited edition products
• Maximized space and resources with custom analytics, highlighting successes and opportunities
• Elevated Merchandising Guideline standards, improving consistency in luxury brand image.

Marketing Coordinator - GUERLAIN, PUCCI

2007 - 2009 (2 years)

New York, NY

Marketing Assistant

2006 - 2007 (1 year)

New York, NY

The Strickland Group
Executive Assistant to CEO

August 2004 - April 2006 (1 year 9 months)

New York, NY

Executive Coaching | Management Consulting

U.S. Department of State
International Visitor Program

2003 - 2003 (less than a year)

New York, NY

Doral Arrowwood
Front Desk Agent & Resort Coordinator

2000 - 2002 (2 years)

Greater New York City Area

Education

Franklin & Marshall College

BS, Business Management · (2000 - 2004)

The University of Queensland

 · (2002 - 2002)